UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Chattem, Inc.

(Name of Issuer)

Common Stock, without par value (including the associated

Series A Junior Preferred Stock Purchase Rights)

(Title of Class of Securities)

162456107

(CUSIP Number)

Karen Linehan

Senior Vice President Legal Affairs and General Counsel

sanofi-aventis

174, avenue de France

75013 Paris, France

Telephone: +33 1 53 77 40 00

Copy to:

Michael J. Aiello, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 162456107	Page 2 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SANOFI-AVENTIS I.R.S. Identification No. 98-0346613
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,399,219
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,399,219
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,399,219
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 1162456107	Page 3 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RIVER ACQUISITION CORP. I.R.S. Identification No. 27-1578430
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,399,219
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,399,219
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,399,219
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 1162456107	Page 4 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SANOFI-AVENTIS AMÉRIQUE DU NORD S.N.C. I.R.S. Identification No. 98-0615613
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,399,219
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,399,219
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,399,219
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 1162456107	Page 5 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AVENTIS INC. I.R.S. Identification No. 23-1699163
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,399,219
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,399,219
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,399,219
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, without par value (including the associated preferred stock purchase rights, the “Shares”), of Chattem, Inc., a Tennessee corporation (“Chattem”). Chattem’s principal executive offices are located at 1715 West 38th Street, Chattanooga, Tennessee 37409 USA. Chattem’s telephone number at such address is (423) 821-4571.

Item 2.	Identity and Background

This Statement is filed by (i) River Acquisition Corp. (the “Purchaser”), (ii) sanofi-aventis (“Parent”), (iii) Sanofi-aventis Amérique du Nord S.N.C. (“ADN”) and (iv) Aventis Inc. (“Aventis”) (collectively, the “Reporting Persons”).

Parent is a French société anonyme. Parent’s registered office is located at 174, avenue de France, 75013 Paris, France. Parent’s U.S. subsidiary’s office is located at 55 Corporate Drive, Bridgewater, New Jersey 08807. Parent is a global pharmaceutical group engaged in the research, development, manufacture and marketing of healthcare products. Parent’s business includes two main activities: (i) pharmaceuticals and (ii) human vaccines through sanofi pasteur.

The Purchaser is a Tennessee corporation and an indirect wholly-owned subsidiary of Parent. The Purchaser was organized by Parent to acquire Chattem and has not conducted any unrelated activities since its organization. All outstanding shares of the capital stock of the Purchaser are wholly-owned by Aventis. The Purchaser’s principal executive offices are located at 55 Corporate Drive, Bridgewater, New Jersey 08807.

ADN is a French société en nom collectif and a direct wholly-owned subsidiary of Parent that holds certain operating assets of Parent. ADN’s principal executive offices are located at 174, avenue de France, 75013 Paris, France.

Aventis is a Pennsylvania corporation and an indirect wholly-owned subsidiary of Parent that holds certain operating and intellectual property assets of Parent. Aventis is a direct wholly-owned subsidiary of ADN. Aventis’ principal executive offices are located at 3711 Kennett Pike, Suite 200, Greenville, Delaware 19807.

The name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of Parent, the Purchaser, ADN and Aventis are set forth on Schedules I-IV attached hereto (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), and are incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the Scheduled Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, Parent, the Purchaser and Chattem entered into an Agreement and Plan of Merger, dated as of December 20, 2009 (the “Merger Agreement”), a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, the Purchaser commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares, at a price of $93.50 per share (the “Offer Price”), net to the sellers in cash, without interest thereon and less any required withholding taxes, on January 11, 2010.

The Offer expired at 12:00 midnight, New York City time, at the end of the day on February 8, 2010. On February 9, 2010, the Purchaser accepted for purchase all Shares that were validly tendered and not validly withdrawn in connection with the Offer. An aggregate of 17,534,314 Shares were purchased by the Purchaser in accordance with the terms of the Offer at a price of $93.50 per Share. The Purchaser paid an aggregate of $1,639,458,359.00 to holders of Shares acquired pursuant to the Offer, which was funded through Parent’s existing cash balances and cash equivalents.

Subsequent to the expiration of the Offer, on February 9, 2010, Parent assigned to Aventis and Aventis subsequently exercised the option (the “Top-Up Option”) granted to Parent to purchase newly issued Shares directly from Chattem in accordance with the Merger Agreement. Aventis purchased 28,864,905 newly issued Shares (the “Top-Up Shares”) at a price of $93.50 per Share (the same price paid for each Share tendered and accepted for payment by the Purchaser pursuant to the Offer) and paid the purchase price by issuing a promissory note to Chattem in the amount of $2,698,868,617.50. After exercising the Top-Up Option, Aventis contributed the Top-Up Shares to the Purchaser.

The Top-Up Shares, when combined with the Shares purchased in the Offer, gave the Purchaser aggregate ownership of more than 90% of the outstanding Shares as of February 9, 2010. Accordingly, Parent intends to effect a short-form merger (the “Merger”) pursuant to Section 48-21-105 of the Tennessee Business Corporation Act (the “TBCA”) and, as a result, Chattem will become an indirect, wholly-owned subsidiary of Parent. As a result of the Merger, any Shares not tendered in the Offer (other than Shares held by (i) Chattem, Parent or any subsidiary of Parent, including the Purchaser, which Shares will be cancelled without any conversion, or (ii) any subsidiary of Chattem, which Shares will remain outstanding) will be cancelled and converted into the right to receive the same $93.50 in cash per Share, without interest thereon and less any required withholding taxes, that was paid in the Offer. The Reporting Persons estimate that an aggregate of approximately $135.5 million will be necessary to purchase Shares in connection with the Merger, which will be funded through Parent’s existing cash balances and cash equivalents.

Item 4.	Purpose of Transaction

The purpose of the transactions described in this Statement is for Parent, through the Purchaser, to acquire control of, and the entire equity interest in, Chattem. The Offer, as the first step in the acquisition of Chattem, was intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer.

On January 11, 2010, the Purchaser commenced the Offer upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The Offer expired at 12:00 midnight, New York City time, at the end of the day on February 8, 2010. All Shares that were validly tendered and not validly withdrawn were accepted for purchase by the Purchaser on February 9, 2010. Following consummation of the Offer, pursuant to the Merger Agreement, Parent designated four persons to serve on Chattem’s Board of Directors (the “Chattem Board”) and, upon Parent’s request, Chattem amended its Amended and Restated Bylaws, as amended, to (i) fix the size the Chattem Board at eight directors, (ii) change the voting requirements such that any act of the Chattem Board requires the affirmative vote of at least a majority of the directors constituting the entire Chattem Board and (iii) change the quorum requirements such that at least 50% of the directors present for the purposes of determining a quorum at any meeting of the Chattem Board or any committee thereof must be Parent’s designees.

Subsequent to the expiration of the Offer, on February 9, 2010, Parent assigned to Aventis and Aventis subsequently exercised the Top-Up Option to purchase newly issued Shares directly from Chattem in accordance with the Merger Agreement. Aventis acquired the Top-Up Shares at a price of $93.50 per Share (the same amount paid for each Share tendered and accepted for payment by the Purchaser pursuant to the Offer) and paid the purchase price by delivery of a promissory note to Chattem. After exercising the Top-Up Option, Aventis contributed the Top-Up Shares to the Purchaser. The Top-Up Shares, when combined with the Shares purchased in the Offer, gave the Purchaser aggregate ownership of more than 90% of the outstanding Shares as of February 9, 2010.

Section 48-21-105 of the TBCA provides that if a corporation owns at least 90% of the outstanding voting shares of each class and series of stock of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, itself into such subsidiary or two or more such subsidiaries with and into each other, without any action or vote on the part of the shareholders of such other corporation. The Merger Agreement provides, among other things, that following consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into Chattem, with Chattem continuing as the surviving corporation and an indirect wholly-owned subsidiary of Parent. Parent intends to cause the Merger to occur in accordance with the TBCA on or about March 10, 2010. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by (i) Chattem, Parent or any subsidiary of Parent, including the Purchaser, which Shares will be cancelled without any conversion, or (ii) any subsidiary of Chattem, which Shares will remain outstanding) will be cancelled and converted into the right to receive the same $93.50 per Share paid in the Offer, in cash, without interest thereon and subject to any required withholding taxes.

Following the Merger, the Shares will no longer be traded on the NASDAQ Global Select Market, there will be no public market for the Shares and registration of the Shares under the Securities Exchange Act of 1934, as amended, will be terminated.

As of the date of this Statement and except as otherwise provided in the Offer to Purchase, it is expected that, initially following the Merger, the business and operations of Chattem will be continued substantially as they are currently being conducted. Nonetheless, Parent will continue to evaluate the business, operations, assets, corporate structure, capitalization, properties, policies, management and personnel of Chattem, will consider what changes would be desirable in light of the circumstances that exist following the Merger and will take such actions as it deems appropriate under the circumstances then existing. It is possible that Parent could implement changes to Chattem’s business, corporate structure, charter, bylaws, capitalization, board of directors and management that could involve, among other things, modifying certain operations, reorganizing, relocating or otherwise disposing of businesses, operations and material assets or other actions. Parent plans to use Chattem as a platform for its consumer healthcare business in the United States.

All information contained in the sections of the Offer to Purchase entitled “The Merger Agreement; Other Agreements”; “Purpose of the Offer; Plans for Chattem”; and “Certain Effects of the Offer” is incorporated herein by reference. Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transaction described above, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) As of February 19, 2010, the Purchaser was the direct record owner of and may be deemed to have shared voting and dispositive power with respect to, and each other Reporting Person may be deemed to beneficially own and have shared voting and dispositive power with respect to, 46,399,219 Shares, representing approximately 97.0% of the issued and outstanding Shares.

(c) On February 9, 2010, the Purchaser accepted for purchase all Shares that were validly tendered and not validly withdrawn in connection with the Offer. An aggregate of 17,534,314 Shares were purchased by the Purchaser in accordance with the terms of the Offer at $93.50 per Share. On February 9, 2010, subsequent to the acceptance of Shares pursuant to the Offer, Parent assigned to Aventis and Aventis subsequently exercised the Top-Up Option to purchase the Top-Up Shares (comprising 28,864,905 newly issued Shares) directly from Chattem in accordance with the Merger Agreement. Aventis acquired these shares at a price of $93.50 per Share (the same amount paid for each Share tendered and accepted for payment by the Purchaser pursuant to the Offer) and paid the purchase price by issuing a promissory note to Chattem. After exercising the Top-Up Option, Aventis contributed the Top-Up Shares to the Purchaser.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 of this Statement is incorporated herein by reference. All information contained in the section of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Chattem” is incorporated herein by reference. Except as disclosed in this Statement or as set forth in or contemplated in the Merger Agreement, there are no contracts, understandings or relationships between the Reporting Persons and any third person with respect to the Shares.

Item 7.	Material to Be Filed as Exhibits

1.	Agreement and Plan of Merger, dated as of December 20, 2009, among sanofi-aventis, River Acquisition Corp. and Chattem, Inc. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed by sanofi-aventis, River Acquisition Corp., Sanofi-aventis Amérique du Nord S.N.C. and Aventis Inc. with the Securities and Exchange Commission on January 11, 2010, as amended).

2.	Offer to Purchase, dated January 11, 2010 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by sanofi-aventis, River Acquisition Corp., Sanofi-aventis Amérique du Nord S.N.C. and Aventis Inc. with the Securities and Exchange Commission on January 11, 2010, as amended).

3.	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by sanofi-aventis, River Acquisition Corp., Sanofi-aventis Amérique du Nord S.N.C. and Aventis Inc. with the Securities and Exchange Commission on January 11, 2010, as amended).

4.	Joint Filing Agreement, dated February 19, 2010, by and among sanofi-aventis, River Acquisition Corp., Sanofi-aventis Amérique du Nord S.N.C. and Aventis Inc.*

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

SANOFI-AVENTIS

By:	/S/ JÉRÔME CONTAMINE
Name:	Jérôme Contamine
Title:	Executive Vice President, Chief Financial Officer
Date:	February 19, 2010

RIVER ACQUISITION CORP.

By:	/S/ JOHN SPINNATO
Name:	John Spinnato
Title:	Secretary
Date:	February 19, 2010

SANOFI-AVENTIS AMÉRIQUE DU NORD S.N.C.

By:	/S/ JEAN-LUC RENARD
Name:	Jean-Luc Renard
Title:	Manager
Date:	February 19, 2010

AVENTIS INC.

By:	/S/ JOHN SPINNATO
Name:	John Spinnato
Title:	Authorized Signatory
Date:	February 19, 2010

SCHEDULE I

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

SANOFI-AVENTIS

The name, business address and present principal occupation or employment of each of the directors and executive officers of sanofi-aventis are set forth below. The business address of each director and executive officer is c/o sanofi-aventis, 174, avenue de France, 75013 Paris, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment
Jean-François Dehecq	Chairman of the Board of Directors of sanofi-aventis

Christopher Viehbacher German and Canadian citizen	Chief Executive Officer of sanofi-aventis

Uwe Bicker German citizen	Independent Director

Jean-Marc Bruel	Independent Director

Robert Castaigne	Director

Patrick de La Chevardière	Director

Thierry Desmarest	Director

Lord Douro British citizen	Independent Director

Jean-René Fourtou	Independent Direcetor

Claudie Haigneré	Independent Director

Igor Landau	Director

Christian Mulliez	Director

Lindsay Owen-Jones British citizen	Director

Klaus Pohle German citizen	Independent Director

Gérard Van Kemmel	Independent Director

Serge Weinberg	Independent Director

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment
Christopher Viehbacher German and Canadian citizen	Chief Executive Officer of sanofi-aventis

Hanspeter Spek German citizen	President Global Operations of sanofi-aventis

Jérôme Contamine	Executive Vice President, Chief Financial Officer of sanofi-aventis

Marc Cluzel	Executive Vice President Research & Development of sanofi-aventis

Laurence Debroux	Senior Vice President Chief Strategic Officer of sanofi-aventis

Karen Linehan U.S. and Irish citizen	Senior Vice President Legal Affairs and General Counsel of sanofi-aventis

Philippe Luscan	Senior Vice President Industrial Affairs of sanofi-aventis

Wayne Pisano U.S. citizen	Senior Vice President Vaccines of sanofi-aventis

Roberto Pucci Italian and Swiss citizen	Senior Vice President Human Resources of sanofi-aventis

SCHEDULE II

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

RIVER ACQUISITION CORP.

The name, business address and present principal occupation or employment of each of the directors and executive officers of River Acquisition Corp. are set forth below. Unless otherwise indicated, the business address of each director and executive officer is c/o sanofi-aventis U.S., 55 Corporate Drive, Bridgewater, New Jersey 08807. Unless otherwise indicated, each director and executive officer is a citizen of the United States of America.

DIRECTORS

Name	Present Principal Occupation or Employment and Business Address
Gregory Irace	President and Chief Executive Officer of sanofi-aventis U.S.

Wayne Pisano	Senior Vice President Vaccines of sanofi-aventis sanofi-aventis 174, avenue de France 75013 Paris, France

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment and Business Address
Gregory Irace Chief Executive Officer and President	President and Chief Executive Officer of sanofi-aventis U.S.

Laurent Gilhodes Chief Financial Officer French citizen	Vice President and Chief Financial Officer of sanofi-aventis U.S.

Sanjay Gupta Vice President Indian citizen	Head of U.S. Business Development of sanofi-aventis

Richard Thomson Treasurer	Vice President and Treasurer of sanofi-aventis U.S.

John Spinnato Secretary	Vice President and General Counsel and Secretary of sanofi-aventis U.S.

SCHEDULE III

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

SANOFI-AVENTIS AMÉRIQUE DU NORD S.N.C.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Sanofi-aventis Amérique du Nord S.N.C. are set forth below. Unless otherwise indicated, the business address of each director and executive officer is c/o Sanofi-aventis Amérique du Nord S.N.C., 174, avenue de France, 75013 Paris, France. Each director and executive officer is a citizen of France.

Name	Present Principal Occupation or Employment and Business Address
Didier Benoit Manager	Manager of Sanofi-aventis Amérique du Nord S.N.C.

Jérôme Contamine Manager	Executive Vice President, Chief Financial Officer of sanofi-aventis sanofi-aventis 174, avenue de France 75013 Paris, France

Jean-Luc Renard Manager	Manager of Sanofi-aventis Amérique du Nord S.N.C.

SCHEDULE IV

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

AVENTIS INC.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Aventis Inc. are set forth below. Unless otherwise indicated, the business address of each director and executive officer is c/o Aventis Inc., 3711 Kennett Pike, Suite 200, Greenville, Delaware 19807. Each director and executive officer is a citizen of the United States of America.

DIRECTORS

Name	Present Principal Occupation or Employment and Business Address
Gregory Irace	President and Chief Executive Officer of sanofi-aventis U.S. sanofi-aventis U.S. 55 Corporate Drive Bridgewater, New Jersey 08807

John Spinnato	Vice President and General Counsel and Secretary of sanofi-aventis U.S. sanofi-aventis U.S. 55 Corporate Drive Bridgewater, New Jersey 08807

Richard Thomson	Vice President and Treasurer of sanofi-aventis U.S. sanofi-aventis U.S. 55 Corporate Drive Bridgewater, New Jersey 08807

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment and Business Address
Kathleen Winter President	President of Aventis Inc.

Andrea Ryan Secretary	Secretary of Aventis Inc. and Director-Head of US Patent Prosecution, Maintenance, Administration of sanofi-aventis U.S.